

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 28, 2009

Via U.S. Mail and Facsimile to (760) 804-8421

Jerry Collazo
Chief Financial Officer
Orange 21 Inc.
2070 Las Palmas Drive
Carlsbad, CA 92011

>   **Re: Orange 21 Inc.**
>   **Form 10-K for the Fiscal-Year ended December 31, 2008**
>   **Filed April 15, 2009**
>   **File No. 000-51071**

Dear Mr. Collazo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 7. Management's Discussion and Analysis, page 27

Backlog, page 33

1.   We note that you have continued to experience delays in manufacturing and shipping your sunglass and goggle products during 2008 and 2007 and this materially affected your results from operation. Please tell us and revise future filings to disclose and quantify the actual or expected effect these delays have had or are expected to have on your operations, liquidity and capital resources. Also, please explain in greater detail the cause and nature of the delays, the steps management has taken to mitigate such delays and the reason management believes such delays will or will not continue.

Critical Accounting Policies and Estimates, page 34

Revenue recognition and Reserve for Returns, page 34

2.   During the fourth quarter of 2008, you approved "additional returns for customers who were going out of business in an effort to minimize [your] losses". Please quantify for us the amount of additional returns granted to these customers, the impact on your results of operations and describe if additional returns of this nature have occurred subsequent to December 31, 2008.

Note 1. Organization and Significant Accounting Policies, page 46

Goodwill, page 48

3.   We note that due to the "recent significant deterioration in the retail business climate as well as a large decline in the market value of the company's common stock…. the company determined an interim evaluation of goodwill impairment was warranted."   As a result of this evaluation, you determined that, "goodwill associated with the January 2006 acquisition of [your] primary manufacturer, LEM, is fully impaired." Regarding your impairment analysis of goodwill, please address the following in your response and clarify disclosure in future filings as appropriate:

·   Please describe in greater detail the facts and circumstances surrounding the impairment of the goodwill attributable to your primary manufacturer, LEM, as it appears that you will continue to utilize LEM as the manufacturer of your products. Please discuss how you determined LEM was considered a reporting unit under paragraph 30 of SFAS 142 and discuss how a manufacturing operation has discrete financial information available to assess its operations for impairment.
·   In light of the guidance in paragraph 19 of SFAS 157, which indicates that multiple valuation techniques could be appropriate in determining the fair value of reporting

units, please tell us how the combination of the market approach and the income approach was utilized in determining the fair value of your reporting units including the weight applied to each.

· Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results from your discounted cash flow projections. In this regard, we note that paragraph 23 of SFAS 142 indicates that quoted market prices in active markets are the best evidence and should be used if available.

· Tell us and revise future filings to disclose the key assumptions underlying the impairment testing and revise future Managements' Discussion and Analysis to provide analysis of the sensitivity of the impairment testing to those assumptions.

Note 9. Share-Based Compensation, page 57

4.   We note that you have disclosed the amount of share-based compensation expense recognized under SFAS 123R on a per share basis for the years ended December 31, 2008 and 2007. We note that paragraph 84 of SFAS 123R permits the per-share disclosure of the effects of adoption of SFAS 123R only in the year of adoption. Accordingly, please revise future filings to no longer disclose the per share effect of share-based compensation.

Note 12. Related Party Transactions, page 62

5.   We note as of December 31, 2008, amounts past due from related parties No Fear MX Europe and No Fear Retail Sales (collectively "No Fear") totaled $858,000 and represented approximately twelve percent of your total accounts receivable. We also note your discussion on page 35 that the amounts due from No Fear were included in your assessment of your allowance for doubtful accounts. Please tell us and clarify in future filings whether any allowance was recorded against these related party accounts receivable as of December 31, 2008. Explain if any payments have been received from No Fear subsequent to year-end. If no allowance has been recorded, support your conclusion that no allowance was required.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all

Jerry Collazo
Orange 21 Inc.
April 28, 2009
Page 4

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief